Exhibit 99.1

SECTION 13(r) DISCLOSURE

During the fiscal year ended December 31, 2018, as disclosed in Hilton Worldwide Holdings Inc.’s ("Hilton") Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, filed on July 25, 2018, Iranian government officials purchased a number of room nights at the Hilton Colombo, Sri Lanka, which is managed by an affiliate of Hilton. The hotel received approximately $6,600 for these stays and net profit to Hilton was approximately $400. Hilton believes that the hotel stays were exempt from the Iranian Transactions and Sanctions Regulations, 31 C.F.R. Part 560, pursuant to the International Emergency Economic Powers Act ("IEEPA"). The Hilton Colombo may engage in future similar transactions to the extent they remain permissible under IEEPA.